Form 10-K, Exhibit 13
period 2002-12-31
PAINEWEBBER R&D PARTNERS III L P
filed 2003-03-31
CIK 865936

EXHIBIT A
                                                                       ---------



                   ANNUAL REPORT PAINEWEBBER R&D PARTNERS III

To Our Limited Partners:

PaineWebber R&D Partners III, L.P. (the "Partnership" or "R&D Partners III") was formed in 1991 to engage primarily in product development projects with technology and biotechnology companies. As of December 31, 2002, the Partnership has two remaining development investments: Alkermes Clinical Partners, L.P. ("ACP") and Cephalon Clinical Partners, L.P. ("CCP"). These investments were made in 1992 to fund the development and clinical trials of specific pharmaceuticals. If the trials prove successful, the program sponsor has the option to purchase the partnership investment made by R&D Partners III for an initial payment and royalty rights over a specific time period. Depending on the outcome of such trials, R&D Partners III may explore options available so it may move towards termination while preserving the rights of the Partners to any potential returns from its investments.

The general partner of ACP reports that its development agreement with ALZA Corporation was terminated in December, 2002 and that Alkermes will not commit additional funds for the development of Cereport. The general partner is in the process of examining the options available to ACP including attempting to sell the technology or terminating ACP.

The general partner of CCP has agreed to provide Myotrophin for a study co-sponsored by physicians and the ALS Association which is scheduled to begin enrollment in January 2003 and last for two years. In exchange, Cephalon will have the right to use any clinical data generated by the study in support of FDA approval of its pending New Drug Application.

Since its inception in 1991, R&D Partners III has distributed cash of $14,830 for every $10,000 investment in the Partnership through December 31, 2002. The last distribution was made in June 2000. Future distributions will depend upon the outcome of the program investments and the liquidation of securities held by the Partnership after payment of Partnership expenses. In addition to potential returns from the product development programs and equity investments, investors have received warrants from R&D Partners III allowing investors to purchase the common stock of certain sponsor companies at predetermined prices. During the warrant exercise period, the value of all distributed warrants ranged from $980, as valued based on the respective dates of distribution, to $11,555 at peak, per $10,000 investment in R&D Partners III.

The Partnership continues to hold 461,091 shares of Genzyme Molecular Oncology ("GZMO") and 285,700 shares of Repligen Corporation ("RGEN"). As of December 31, 2002, the closing price per GZMO share was $1.75 and the price per RGEN share was $3.04. The Partnership intends to liquidate such these shares in accordance with the General Partner's assessment of market conditions and other factors.

The following sections contain information only on those product development programs and investments that are currently active and their format has been revised to reduce production expenses. The information contained in these sections has been obtained from public and other sources believed by the Partnership to be accurate, although the Partnership has not verified such information. Therefore, neither the Partnership, its General Partner, nor their affiliates can assume any responsibility for the accuracy of such information. Please refer to prior annual reports for information pertaining to the Partnership's terminated or concluded investments.

Included is the 2003 Customer Privacy Policy for the Partnership. Please note that the Partnership does not disclose personal client information to unaffiliated third parties in such a manner that would require an "opt-out" provision.

Thank you for your continued interest in R&D Partners III.

Sincerely,




Eileen McLaughlin
Vice President
PaineWebber Development

                            PRODUCT PORTFOLIO STATUS

                                 ALKERMES, INC.

COMPANY
Alkermes is a leader in the development of products based on sophisticated drug delivery systems. Alkermes' diversified technology portfolio currently consists of four proprietary delivery systems: (1) ProLease(R) and Medisorb(R) injectable sustained-release systems; (2) RingCap(R) and Dose Sipping oral delivery technologies; (3) AIR(TM) pulmonary delivery systems and; (4) Cereport(R) (formerly known as RMP-7(TM)) blood brain barrier permeabilizer. In addition, the company manufactures and supplies a wide range of standard and custom-developed pharmaceutical-grade, bioabsorbable PLG polymers.

PROGRAM
R&D Partners III committed $6.0 million to Alkermes Clinical Partners L.P. ("ACP"), a $46.0 million limited partnership formed to complete the development and human clinical trials of Cereport(TM) (formerly known as RMP-7). Cereport is designed to improve the passage into the brain of pharmaceutical compounds by transiently increasing the permeability of the blood-brain barrier.

In 1997, Alkermes entered into an agreement with ALZA Corporation ("ALZA") relating to the development and commercialization of Cereport. ALZA made a $10 million payment to Alkermes to fund clinical development of Cereport. In return, ALZA received the option to acquire exclusive worldwide commercialization rights to Cereport. This agreement was terminated in December, 2002.

Alkermes reports that, of the two remaining Phase II clinical trials being conducted by the pediatrics branch of the National Cancer Institute, one has been discontinued and the other is expected to wind down in the near future. Based on the difficulties encountered in the development of Cereport and the termination of the agreement with ALZA, Alkermes reports they have decided not to commit additional funds to the development of Cereport at this time. The general partner of ACP is in the process of examining the various options available to ACP given these events, which could include attempting to sell the technology or terminating ACP. We will provide additional information on this matter as it is available.

WARRANT
R&D Partners III distributed the Alkermes warrant to limited partners in October 1995. Investors received a warrant to purchase 40 shares of Alkermes common stock per $10,000 investment in R&D Partners III with an exercise price of $5.00 per share through March 31, 2000. During the warrant exercise period, the available gain from the distributed Alkermes warrant ranged from $60 at distribution to $7,680 per $10,000 investment in R&D III. R&D Partners III held warrant to purchase 7,293 shares at an exercise price of $5.00 per share which it exercised in March 2000. The Partnership sold the underlying shares for an average net sales price of $188.20 per share and distributed net proceeds in June 2000.


                                 CEPHALON, INC.

COMPANY
Cephalon is an international biopharmaceutical company dedicated to the discovery, development and marketing of products to treat sleep disorders, neurological and psychiatric disorders, cancer and pain. Their research and development efforts focus primarily on two therapeutic areas: neurodegenerative disorders and cancers.

PROGRAM
R&D Partners III committed $6.0 million to Cephalon Clinical Partners, L.P., a $45.0 million limited partnership organized with a goal to develop and derive income from the sale or license of Myotrophin(R) (mecasermin) Injection, a recombinant form of human insulin-like growth factor-I (IGF-I), being developed as a potential treatment for amyotrophic lateral sclerosis (ALS or Lou Gehrig's disease) and certain peripheral neuropathies. ALS is a fatal disorder of the nervous system characterized by the chronic, progressive degeneration of motor neurons, which leads to muscle weakness, muscle atrophy and, eventually, to the patient's death. IGF-I is a neurotrophic factor which has been identified as promoting the survival of neurons.

The status of the U.S. regulatory approval of the Myotrophin Injection application for the treatment of ALS continues to remain uncertain. As previously reported, in May 1998, the FDA issued a letter stating that the New Drug Application (NDA) was "potentially approvable," under certain conditions. Cephalon does not believe those conditions can be met without conducting an additional Phase III clinical study, and Cephalon said they have no plans to conduct such a study at this time. However, during 2002, Cephalon reached an agreement with certain physicians who have obtained governmental and non-governmental funding to be used to conduct such a study. These physicians have informed Cephalon that they expect to commence the study in early 2003. Cephalon has agreed to allow reference to their Investigational New Drug Application and has agreed to supply Myotrophin in quantities sufficient to conduct the study in exchange for the right to use any clinical data generated by the study in support of FDA approval of their pending NDA. Even if an additional study is concluded, the results will not be available for several years and may not be sufficient to obtain regulatory approval to market the product. Additional information regarding this study can be found in the Research section of the ALS Association webside at WWW.ALSA.ORG.


WARRANT
R&D Partners III distributed the Cephalon warrant to the limited partners in January 1994. Investors received a warrant to purchase 100 shares of Cephalon common stock per $10,000 investment in R&D Partners III, with an exercise price of $11.32 per share until August 1997, and $13.82 per share from September 1997 until expiration on August 31, 1999. During the warrant exercise period, the value of the Cephalon warrant ranged from $618 at distribution to $3,018 per $10,000 investment in R&D Partners III.


                               EQUITY INVESTMENTS


                           GENZYME MOLECULAR ONCOLOGY

R&D Partners III funded $5.0 million to a development program utilizing PharmaGenics Inc.'s ("PGI") proprietary combinatorial chemistry procedure to discover novel therapeutics and made an equity investment in the amount of $1.0 million for 480,242 shares of PGI Series C Convertible Preferred stock. In 1997, PGI was acquired by Genzyme Corporation in exchange for approximately four million shares of Genzyme Molecular Oncology ("GZMO"), a Genzyme private tracking stock. R&D Partners III's total investment in PGI preferred shares were converted into 713,091 restricted shares of GZMO. In November, 1998, the GZMO shares commenced trading on the NASDAQ National Market. During the first quarter of 2000, the Partnership liquidated 252,000 shares of GZMO for net proceeds of $8.9 million, for an average sale price of $35.59 per share. Proceeds of the GZMO shares were included in the distribution made on June 14, 2000. The Partnership currently holds 461,091 common shares of GZMO. The price per share as of December 31, 2002 was $1.75.

GZMO is working to develop a new generation of cancer products focusing on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small-molecule drug discovery and protein therapeutic capabilities.


                              REPLIGEN CORPORATION

Repligen Corporation is a biopharmaceutical company engaged in the development of new drugs for pediatric developmental disorders including autism, immune and metabolic disorders. Repligen has a speciality pharmaceuticals business comprised of rProtein A and SecreFlo, the profits from which will be used to maintain the financial stability of its proprietary products.

R&D Partners III committed $6.0 million to Repligen Clinical Partners ("RCP"), a $45 million limited partnership formed to fund further clinical development of recombinant Platelet Factor-4 ("rPF4"). rPF4 was being developed to reverse the effects of heparin, a drug commonly used in patients undergoing heart surgery and in other situations to prevent the formation of blood clots. In 1996, Repligen terminated the research funding program with rPF4 and returned the rights to rPF4 to RCP. The limited partners of RCP voted to terminate the partnership in October 2000.

R&D Partners III received a warrant to purchase 133,000 shares of Repligen common stock at an exercise price of $2.50 per share and a warrant to purchase 252,700 shares at an exercise price of $3.50 per share. In 2000, R&D Partners III exercised all 385,700 warrants for an aggregate exercise price of $1,216,950. The Partnership sold 100,000 shares in March, 2000 at an average net price per share of $15.84. The Partnership continues to hold 285,700 shares which will be liquidated subject to market and other conditions. As of December 31, 2002, the market value of Repligen was $3.04 per share.